AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

FOIA CONFIDENTIAL TREATMENT REQUEST
July 3, 2013

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:              John Reynolds, Assistant Director

Re:	AmerisourceBergen Corporation
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 27, 2012
Supplemental Response submitted June 14, 2013
File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 20, 2013 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2012 of AmerisourceBergen Corporation (the “Registrant” or “Company”).

We have reproduced the comments contained in the Comment Letter and have set forth the Registrant’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Gross Profit, page 22

1.              We note your response to comment 1 of our letter dated June 7, 2013.  With a view to clarifying disclosure in future filings, please quantify for us the fiscal year gross margins for specialty and non-specialty.  Please also identify any relevant qualitative factors considered in concluding that the margins have not historically been significantly different.

Response:

We do not disclose the gross profit margins of our operating segments because we do not believe these margins, on a standalone basis, are material to an understanding of the profitability of the Pharmaceutical Distribution reportable segment.  As illustrated in Exhibit I, the gross profit margins of AmerisourceBergen Specialty Group (“ABSG”), which excluded the impact of certain specialty generic product introductions,  and the gross profit margins of AmerisourceBergen Drug Corporation (“ABDC”) differed by less than [***] basis points in each of the fiscal years ended September 30, 2010, 2011 and 2012.  More recently, the gross profit margin difference between ABSG and ABDC was [***] basis points in fiscal 2012.  In all years presented, the gross profit margins for each of ABSG and ABDC were less than [***]%, which is consistent with our disclosure that both segments operate in a high volume, low margin environment.

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As previously disclosed in our 2011 and 2012 Annual Reports on Form 10-K, ABSG’s margins in the fiscal years ended September 30, 2010, 2011, and 2012 were significantly impacted by three specialty product introductions (launches).  Oxaliplatin, Gemcitabine, and Docetaxel were the industry’s first three generic oncology injectable drugs to launch.  The gross profit resulting from the Oxaliplatin launch was material.  The gross profit resulting from the Gemcitabine and Docetaxel launches were also significant.  While these oncology injectable launches may continue to favorably impact ABSG’s margins in future fiscal periods, their impact will be significantly less than the impact they had in the fiscal years ended September 30, 2010, 2011, and 2012 due to increased competition amongst pharmaceutical drug distributors and increased competition amongst generic pharmaceutical drug suppliers.  Given the unique and significant impact these specialty generic product launches had on our operating income, we provided supplemental disclosure in our Management’s Discussion and Analysis (“MD&A”) of the dollar impact of these generic launches on our reported gross profit.  Generic product launches have benefited, and are expected to continue to benefit, both ABDC and ABSG.  However, we believe that the benefit that we will receive from future generic specialty product launches is not likely to be as significant as the benefit we received from the above three oncology injectable product launches.

We excluded the impact of these three specialty generic product introductions (Oxaliplatin, Gemcitabine, and Docetaxel) from our margin analysis due to the significant and unique nature of these product introductions.  The materiality and timing of these oncology-related product introductions had an unprecedented impact on ABSG’s operating margins.  The margins contributed by these products are not representative of our typical margins and do not reflect ABSG’s historical or long-term financial performance.

Our Chief Operating Decision Maker (“CODM”) evaluates the performance of our operating segments using operating income, as it is a more meaningful indicator than gross profit when evaluating the financial performance of each segment.  Further, our operating segment managers are incentivized based on the operating income performance of their respective segments.  The operating income margins of ABSG (after excluding the impact of the three above-mentioned specialty generic product introductions) and ABDC differed by less than [***] basis points in the fiscal years ended September 30, 2010, 2011 and 2012.    Operating income margins for each of ABDC and ABSG were less than [***]% in each of the fiscal years ended September 30, 2010, 2011 and 2012, which is again consistent with our disclosure that both segments each operate in a high volume, low margin environment.  Although the gross profit margins of ABSG are slightly higher than those of ABDC, the difference between their operating income margins is even less because ABSG’s operating costs, as a percentage of revenue, are higher than those of ABDC.  ABSG’s lower revenue dollars provide less leverage of its fixed operating expenses.

Historically, we have disclosed ABSG’s revenues to inform our investors about the relative size of ABSG within Pharmaceutical Distribution.  We have not specifically disclosed the gross profit or operating income of either ABDC or ABSG, as we believe it is not necessary or required to address those performance measures by operating segment within our MD&A discussion.  We have also considered that other industry participants have not historically quantified gross profit dollars or margins of specialty and other components within their respective Pharmaceutical Distribution reporting segments.

We will continue our historical practice of providing both quantitative and qualitative disclosure of events, trends and other developments at the operating segment level that have a material

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impact on the operating results of our reportable segments (similar to our historical disclosures regarding the impact of the specialty generic launches discussed in the preceding paragraphs).

Additionally, in future filings, we will disclose gross profit data by reportable segment in a tabular format that is consistent with our historical presentation of revenue and operating income by reportable segment.  The table would appear as follows:

Gross Profit

Fiscal year ended
September 30,
(dollars in thousands)	2012		2011		Change
Pharmaceutical Distribution	$	XX	$	XX	Y	%
Other	XX		XX		Y	%
Gross profit	$	XX	$	XX	Y	%

2.              We also note your response to comment 2 in our letter dated June 7, 2013 and your representation that in future filings you will clarify what determines whether specialty sales fall within ABSG as opposed to ABDC as well as the relative extent to which ABSG and ABDC report specialty sales.  Please provide us with draft disclosure based on your response for inclusion in your future periodic reports.

Response:

The following paragraph illustrates our proposed disclosure.

Both ABDC and ABSG distribute specialty drugs to their customers, with the principal difference between these two operating segments being that ABSG operates distribution facilities that focus primarily on complex disease treatment regimens.  Therefore, a product distributed from one of ABSG’s distribution facilities results in revenue reported under ABSG, and a product distributed from one of ABDC’s distribution centers results in revenue reported under ABDC.  Essentially all of ABSG sales consist of specialty pharmaceutical products.  ABDC sales of specialty pharmaceutical products are believed to be a relatively small component of its overall revenue.

Since ABDC sales of specialty pharmaceutical products are believed to be a relatively small component of its overall revenue, the Company does not allocate resources to quantify or track sales of specialty pharmaceutical products from its ABDC distribution facilities in its internal financial statements.

*                              *                              *

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In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Tim G. Guttman

Tim G. Guttman
Senior Vice President and Chief Financial Officer

cc:                                Adam Turk

James Lopez

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EXHIBIT I

Period	GROSS PROFIT MARGIN	ABSG		Proforma ABSG (a)		ABDC		% Point Difference
Fiscal 2010	Gross Profit	$ [***]		$ [***]		$ [***]
	% of Revenue	[***]	%	[***]	%	[***]	%	[***]	%

Fiscal 2011	Gross Profit	$ [***]		$ [***]		$ [***]
	% of Revenue	[***]	%	[***]	%	[***]	%	[***]	%

Fiscal 2012	Gross Profit	$ [***]		$ [***]		$ [***]
	% of Revenue	[***]	%	[***]	%	[***]	%	[***]	%

Footnote:                   (a)        Gross Profit and Gross Profit as a percentage of Revenue are adjusted for the impact of the Oxaliplatin, Gemcitabine and Docetaxel specialty generic launches.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.